[Bank of Hawaii Letterhead]

October 25, 2007

Via Edgar and Facsimile (202) 772-9208

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bank of Hawaii Corporation
Definitive 14A
Filed March 14, 2007
File No. 01-6887

Dear Mr. Windsor:

This letter serves as the response of Bank of Hawaii Corporation (the “Company”) to your letter dated September 26, 2007. For your convenience, we have reprinted the Staff’s numbered comments below followed by the Company’s responses.

Compensation Committee, page 15

1.                                       Please disclose any instructions given to Hewitt regarding preparing data, reports or recommendations used in setting compensation. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Response:  The Company in the past has retained Hewitt Associates, LLC, a human resources and compensation consulting firm, to provide external information on executive compensation programs. The Company will provide the disclosure called for by Item 407(e)(3)(iii) of Regulation S-K to the extent applicable, including instructions given to any such consultant regarding data, reports or recommendations used in setting compensation.

Compensation Discussion and Analysis, page 20

2.                                       It appears that in order for prior grants of equity compensation to vest, the company must reach corporate performance targets. Identify the performance targets that you monitor, including the measure used and the level of performance required for vesting for any period remaining on the awards, or for any future grants. Please refer to Item 402(b)(1)(v) and Item 402 (b) (2) (v) and (vi) of Regulation S-K.

Response:  As determined at the discretion of the Human Resources and Compensation Committee (Committee), the terms and conditions of awards under the Bank of Hawaii Corporation 2004 Stock and Incentive Compensation Plan (e.g., relating to amount, measurement, vesting and payment) may be conditioned upon certain performance measures. In the case of awards that are intended to comprise qualified performance-based compensation to covered employees under Section 162(m) of the Internal Revenue Code, the performance measures are limited to one or more, separately or in combination, of the following performance measures: (a) earnings per share (actual or targeted growth); (b) net income after capital charge (NIACC); (c) net income (before or after taxes); (d) return measures (including, but not limited to, return on average assets, risk-adjusted return on capital, or return on average equity); (e) efficiency ratio; (f) full-time equivalency control; (g) stock price (including, but not limited to, growth measures and total shareholder return); (h) noninterest income compared to net interest income ratio; (i) expense targets; (j) margins; (k) operating efficiency; (l) EVA®; (economic value added) and (m) customer satisfaction. The performance measures may apply to the Company as a whole or any subsidiary, affiliate, or business unit of the Company.

Restricted stock or restricted stock unit awards generally vest based on achievement of one or more performance goals, length of service or both. The footnotes to the  “Outstanding Equity Awards at Fiscal Year-End” table in the Company’s 2007 proxy statement disclose the performance criteria that were used in outstanding equity awards for the Named Executive Officers (NEOs). These criteria include achievement of top quartile total shareholder return (dividends and share appreciation for the calendar year) based on the Bloomberg Bank Index, efficiency ratio (the ratio of Non-interest Expense divided by the sum of Net Interest Income Before Provision for Loan Losses and Non Interest Income), NIACC, risk adjusted return on capital (RAROC), return on equity (ROE), direct expense, operating income growth, and credit loss management.

In future filings, the Company will identify the performance measures that it uses in granting restricted stock awards and will disclose total shareholder return and what target is required for stock performance and the efficiency ratio to the extent that such performance measures are used in its equity compensation awards. However, the Company does not believe that it is required to quantify and disclose the level of performance required for vesting under any existing awards or future grants with respect to the other performance measures referred to above because such disclosure would result in competitive harm to the Company and is not material to investors. See our response to Comment 4 below.

3.                                       You disclose Mr. Hocklander’s and Mr. Thomas’s base salaries are determined based upon the terms of their employment agreements. To the extent that your executive officers salaries are set based upon terms of employment agreements, please discuss how the Committee determined the relevant terms of the agreement, including reference to any negotiation between the officer and the Committee as well as reference to any analysis of peer compensation of similar officers by your peer group. Similarly, please discuss why the Committee chose to enter employment agreements with Mr. Hocklander, Mr. Thomas and Mr. Keene, and how the Committee determined the appropriate terms of the agreements. Please refer to Item 402 (b) (1) (iv), (v) and (vi) as well as Item 402(b)(2)(v) and (vii) of Regulation S-K.

Response:  The Company does not have employment agreements with its executives. However, at various times, the Committee has sought to assure that certain NEOs would stay with the Company for a specified period of time. Thus, in 2004 and 2005, the Company entered into retention agreements with Mr. Hocklander and Mr. Thomas, respectively. In addition, in February 2007, the Company entered into an agreement with Richard Keene, Vice Chairman and Chief Financial Officer, in order to retain his services during a transition period preceding the hiring of a new Chief Financial Officer.

The terms of each of the foregoing agreements were negotiated at arms’ length between management of the Company and each executive. The Committee reviewed the terms of each agreement and determined in each case that any increase in compensation over the executive’s prior compensation was necessary to induce the executive to stay with the Company during a specified transition period. In future proxy statements, the Company will expand the disclosure under Items
402(b) (1) (iv), (v) and (vi) and 402 (b) (2) (v) and (vii) of Regulation S-K to the extent applicable.

4.                                       Discuss, in greater detail, how the Committee measures performance, both on an individual and corporate level, and to disclose the particular targets set by the Committee. In particular, please discuss how you determined Total Shareholder Return and the index used to judge Total Shareholder Return, as well as levels of performance compared to that index required to get a particular level of compensation. To the extent that you did not disclose these or other performance targets because you determined that the targets were confidential, because their disclosure would cause competitive harm to the Bank of Hawaii, please supplementally provide the staff with your analysis supporting that determination. Also, if you determine that targets are confidential, disclose your analysis of the difficulty in reaching the targets contemplated in Instruction 4 to Item 402(b). Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K.

Response:  In our response to Comment 2, we explain how the Committee measures performance in the context of equity compensation awards. As indicated in that response, the footnotes to the  “Outstanding Equity Awards at Fiscal Year-End” table in last year’s proxy statement disclose the performance criteria that were used in outstanding equity awards for the NEOs. These criteria include achievement of top quartile total shareholder return (dividends and share appreciation for the calendar year) based on the Bloomberg Bank Index, efficiency ratio, NIACC, risk adjusted return on capital (RAROC), return on equity (ROE), direct expense, operating income growth, and credit loss management.

As noted in our response to Comment 2, in future filings, the Company will identify the performance measures that it uses in granting equity awards and will disclose total shareholder return and what target is required for stock performance and the efficiency ratio to the extent that either performance measure is used in its equity compensation awards.

With respect to the other performance measures noted in our response to Comment 2, the Company does not believe that it is required to quantify and disclose the level of performance required for vesting under any existing awards or future grants. Instruction 4 to Item 402(b) states that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.

The Company did not disclose targets in its proxy statement because the Company believes that disclosing its NIACC, RAROC, ROE, direct expense, operating income growth, and credit loss management targets would provide sensitive commercial and financial information to its competitors that would cause it competitive harm. Competition in the banking industry is intense, and disclosure of specific goals could give competitors insight into the Company’s operating strategy and allocation of resources, as well as how it determines to pay its executives, for whom competition is fierce due to the Company’s relatively isolated geographic location. The Company made a conscious determination not to disclose its performance objectives to the public and such information is not publicly available. In addition, the Company does not believe that its performance objectives and targets are material to investors because the Company’s performance is readily ascertainable in its periodic reports filed with the SEC.

Accordingly, the Company believes that it falls within the staff’s guidance for confidential treatment set forth in Staff Legal Bulletin No. 1A (with Addendum Jul. 11, 2001), Confidential Treatment Requests, which sets forth the staff’s view that companies obtaining confidential treatment should demonstrate that disclosing the information would cause competitive harm to the company, that disclosure of the confidential information is not necessary for protection of investors, and that the company has otherwise kept the information confidential.

Additional information regarding how the Committee measures performance, both on an individual and corporate level, is included in our responses to Comments 5 and 6.

In future filings, the Company will discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target levels or other factors. In addition, the Company will explain how it determines the amount for each element of compensation that it pays, and the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions.

5.                                       You indicate that individual performance was a significant factor considered by the Committee in making compensation awards to your named executive officers. Explain how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Compensation Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response:  The Committee evaluates the CEO’s annual performance based on a scoring system and assigns a weighted score to each criterion. The criteria evaluated and the weights assigned were disclosed in the Company’s 2007 proxy statement. Based on similar factors and individual business unit objectives, the CEO evaluates the performance of each of the other named executive officers. The CEO then recommends possible bonuses to the Committee for its consideration. The Committee has the discretion to accept, reject, or modify the CEO’s recommendations.

The performance criteria reviewed by the Committee in connection with the grant of restricted stock has been described in our response to comment 2 above.

In next year’s proxy statement, we will disclose the methodology used to evaluate the compensation of the CEO and other NEOs consistent with the requirements of Item 402(b)(2)(vii) of Regulation S-K.

6.                                       Identify how the Committee measures the CEO’s performance in applying the scoring system. Similarly, disclose and analyze the measurements of corporate or individual performance used to evaluate the other named executives performance in order to determine incentive based compensation. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K.

Response:  As noted in our response to comment 5 above, the Committee evaluates the performance of the CEO under criteria specified in its scoring system. The CEO receives a score ranging from 1 (well below expectations) to 5 (well above expectations) for each of the specified criteria, and the scores are then weighted according to specified percentages. The Committee assigns scores for each criterion based on its assessment of the CEO’s performance. In some cases the Committee’s assessment is based on surveys or interviews, while in other cases the Committee’s assessment is more subjective.

Based on its assessment of Company and individual performance, the Committee awards the CEO a bonus. The bonus amount reflects the Committee’s subjective determination of an appropriate award and takes the results of the scoring system into consideration but is not based on a formula driven off the numerical score.

Based on similar factors and individual business unit objectives, the CEO evaluates the performance of each of the other named executive officers. The CEO then recommends possible bonuses to the Committee for its consideration. The Committee has the discretion to accept, reject, or modify the CEO’s recommendations.

In future filings, the Company will provide additional information relative to how the Committee measures the CEO’s performance in applying the scoring system and how the performance of other NEOs is assessed in determining incentive based compensation in accordance with the foregoing.

7.                                       You disclose that the Committee considers the scoring system, along with other factors, in making its determination as to the amount of the variable portion of the CEO’s compensation. Also, there appears to be a significant discretionary element to setting the amount of equity compensation as well as in the process for determining the amount of compensation paid to the other named executives. Please clarify how this discretionary element of the Committee’s determination supports your compensation objectives. Furthermore, please discuss the factors considered by the Committee, as well as the conclusions reached by the Committee in exercising their discretion. Please refer to Item 402(b)(1)(vi) as well as 402(b)(2)(vi) of Regulation S-K.

Response:  See our responses to comments 5 and 6 above for a description of how the Committee measures the CEO’s performance in applying the scoring system and what measurements of corporate or individual performance are used to evaluate the other Named Executive Officers.

The Committee retains some discretion to determine the amount of equity and other compensation payable to executives based on its assessment of their performance. The Committee believes that retaining discretion to assess performance of the CEO and NEOs gives Committee members the ability to more accurately reflect individual contributions that cannot be quantified. The Company will indicate this in the Company’s 2008 proxy statement.

To the extent that the Committee waives any relevant performance goals of the NEOs with respect to compensation awarded or paid in order to award compensation absent attainment of relevant performance goals or to reduce or increase the size of any award or payout, the Company will so disclose in future filings where required by Item 402(b)(2)(vi) of Regulation S-K.

8.                                       Revise your discussion of how your compensation program qualifies for the exemption for performance based compensation by clarifying how the incentive pool impacts the compensation determinations made by the Committee. Please refer to Item 402(b)(1)(iii), (v), and (vi) as well as Item 402(b)(2)(xii) of Regulation S-K.

Response: In future filings, the Company will expand the discussion of how the incentive pool complies with the performance-based compensation exception to Section 162(m) of the Internal Revenue Code and how compensation determinations are made by the Committee.

9.                                       Please explain why the company offers the deferred compensation program as well as your nonqualified retirement plans and to explain how these benefits fit into your compensation program. Please refer to Item 402(b)(1)(iv) of Regulation S-K.

Response:  The Bank of Hawaii Executive Deferred Compensation Plan offers senior management the ability to defer up to 80% of base salary and/or 100% of bonus amounts in order to allow executives, along with deferring the receipt of such amounts, to defer the obligation to pay income taxes on such amounts, which otherwise would constitute current income and be taxable as such. The Company offers the Excess Plan to provide benefits that “make up” for benefits that would otherwise be provided under the tax qualified plan but for Internal Revenue Code limitations on contributions and benefits under such plans. The Company will add this explanation in future filings.

Nonqualified Deferred Compensation, page 25

10.                                 Provide the narrative discussion of the structure and payout provisions of the deferred compensation plans contemplated by Item 402(i)(3) of Regulation S-K.

Response:  In future proxy statements, the Company will expand its discussion of its non-qualified deferred compensation plans, including the Executive Deferred Compensation Plan and each of the excess benefit plans, to include additional information regarding the structure of and payout options under those plans.

11.                                 In Footnote 6 of the Summary Compensation Table you describe contributions to a number of retirement and nonqualified plans. To the extent that any of the plans mentioned in this section is not discussed in the Pension Plans section, please discuss the structure of the plans in your revised narrative discussion. Also, separately disclose the executive officers holdings under each plan. Please refer to Item 402(i)(2) and 402(i)(3) of Regulation S-K.

Response:  With the exception of the fourth, sixth and seventh columns in footnote 6, the disclosed contributions relate to the Company’s tax-qualified 401(k) retirement savings plan. None of these plans is of the type specified in Instruction 1 to Item 402(h)(2) and, accordingly, the Company does not believe that additional disclosure is required in the Pension Plans section.

As noted in response to comment 10, the Company will expand the narrative discussion regarding its non-qualified deferred compensation plans in future filings, including the executive officers’ balance in each of the deferred compensation plans, as appropriate.

Pension Plans, page 29

12.                               Discuss the material terms and assumptions necessary to understand the benefits payable to the participating Executives under the Employee’s Retirement Plan of the Bank of Hawaii. Please see Item 402(h)(3) of Regulation S-K.

Response:  As discussed in the proxy statement, the benefits payable under the Retirement Plan have been completely frozen since December 31, 2000. Benefits are no longer increased for additional years of service or increases in salary. Only one named executive officer participates in the Retirement Plan. The present value of the accumulated benefits reported in the proxy statement represents a monthly benefit of $113. Under the circumstances the Company does not believe any additional factors are material to an understanding of the Retirement Plan.

Change-in-Control, Termination and Other Arrangements, page 29

13.                               Please explain, in the Compensation Discussion and Analysis, how the Committee or the Board determined the payment amounts, including the formulas used under the agreements and the Key Employee Severance Plan were appropriate and supported the company’s compensation program. Please refer to Item 402(j) and 402(b)(1)(v) and (vi) and 402(b)(2)(xv) of Regulation S-K.

Response:  The Committee currently is evaluating changes to the Company’s Key Executive Severance Plan in light of Section 409A of the Internal Revenue Code and evolving market practices. The Compensation Discussion and Analysis in next year’s proxy statement will discuss the decisions made and how those decisions relate to the Company’s compensation program.

14.                               It appears that the Key Employee Severance Plan covers payments to executives in more situations than simply a change-in-control. Disclose in this section all payments that could be made to executives, other than payments available to all employees, including accelerated vesting and any additional benefits under the retirement and nonqualified deferred compensation programs, for any event or class of event which would trigger payments under the Severance Plan or any other agreement with the named executive officers. Also, revise the disclosure to quantify the amount of payments and the assumptions necessary to understand how the amounts were determined. Please refer to Item 402(j) of Regulation S-K.

Response:  The Company respectfully notes that benefits under the Key Executive Severance Plan are paid only following a change-in-control. Although the Company believes that the additional requested information appears in footnotes (1) through (6) of the table, it will review Item 402(j) of Regulation S-K in connection with the preparation of the Company’s 2008 proxy statement and expand disclosures as necessary to comply with its requirements.

Certain Relationships and Related Transactions, page 31

15.                               Please clarify that loans to related parties were made on the same terms, including interest rates as those available to other persons not related to the lender. Please refer to Instruction 4 to Item 404(a) of Regulation S-K.

Response:  In future filings, the Company will include the exact language of the representation as set forth in Instruction 4 to Item 404(a) of Regulation S-K.

16.                                 Discuss the procedures and standards used by the Audit Committee in reviewing related party transactions. Also, please clarify which portions of the Code of Ethics and the listing standards establish the procedural and transactional requirements for this reporting and review procedure. Please refer to Item 404(b) of Regulation S-K.

Response:  Under NYSE policies, each related party transaction is to be reviewed and evaluated by an appropriate group, generally the Audit Committee, to determine whether a particular relationship serves the best interest of the company and its stockholders and whether the relationship should be continued or eliminated. See Section 307 and 314 of the NYSE Listed Company Manual. The Company also has adopted a Code of Business Conduct and Ethics for all directors, officers and employees to address, among other topics, possible conflicts of interest, corporate opportunities, compliance responsibilities, and reporting and accountability. The Code stresses personal accountability. Any director, officer, or employee who becomes aware of any existing conflict of interest or is concerned that a conflict might develop is required to discuss the matter promptly.

Any material transactions or relationships involving a director or executive officer that could reasonably be expected to give rise to a conflict of interest must be approved by the Audit Committee and a list of those approvals must be submitted semi-annually to the Board of Directors. The Audit Committee will act on approvals based on the facts and circumstances of each case. In addition to self-reporting, as discussed in the proxy statement, information about potential conflicts of interest is obtained as part of the annual questionnaire process and presented to the Audit Committee.

Finally, the Company and its subsidiaries are subject to extensive federal regulatory and statutory regulations relating to certain transactions, including banking regulations relating to the extension of credit by subsidiary banks to insiders, including executive officers and directors and entities in which these individuals have specified control positions. The Company will expand the information required by Item 404(b) regarding these policies in future filings.

* * * * *

Additionally, as requested in your letter, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above information is responsive to your comments. If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Mark A. Rossi
Mark A. Rossi
General Counsel and Corporate Secretary